Exhibit 99.1

Maxeon Solar Technologies Announces Changes to Board of Directors

SINGAPORE, June 8, 2021 - Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN) (the Company), a global leader in solar innovation and channels, today announced the appointment of Steve Leonard as an independent non-executive director to Maxeon’s board of directors, effective June 7, 2021. Mr. Leonard is an international leader with more than 30 years of private and public sector experience in the technology industry in Asia and Europe.

Steve Leonard currently serves as CEO of Singularity University, a global organization dedicated to helping entrepreneurial leaders better understand the opportunities created by exponential technologies to positively impact companies, communities and countries around the world. Mr. Leonard also currently serves as an independent non-executive director at Singapore Post Ltd. (SingPost), an international leader in e-commerce logistics and services, and AsiaSat, a privately held Hong Kong-based satellite operator. He serves on the advisory boards of several universities and organizations, including Cambridge Innovation Capital, a deep-tech focused venture capital firm with strong links to the University of Cambridge in England.

“Steve’s background within the technology industry, as well as his experience with impact and sustainability initiatives, brings capabilities and experiences that will significantly contribute to our goals for Maxeon,” said Dr. Kevin Kennedy, Chairman of Maxeon’s board of directors. “We are delighted to welcome Steve to the board.”

According to Maxeon’s CEO Jeff Waters, “Steve’s expertise in technology-driven transformation and the application of emerging technologies for social impact will provide us invaluable perspectives as we continue to execute on our global growth strategy and enhance shareholder value. Steve is joining the board of Maxeon at a very exciting time, and I’m looking forward to working closely with him in this role.”

Steve Leonard commented, “I am thrilled to join Maxeon’s board of directors. I am committed to working with entrepreneurs, investors and senior leaders who tackle important challenges in areas that can improve the sustainability of the planet and the lives of people. The production of sustainable energy is a hugely important area for humanity. Maxeon has what it takes to truly shape the future in this area: a strong reputation for leading solar panel technology and innovation, a flourishing global brand and solid channels, and a unique, focused approach to the utility scale business. I look forward to working with Kevin and Jeff and the entire board to contribute to the company’s success.”

Maxeon also announced the resignation of Chee Keong Yap as a director of the Company effective June 7, 2021. Mr. Yap’s resignation is not a result of any disagreement with the Company or its board and the Company thanks him for his service and contributions.

About Maxeon Solar Technologies
Maxeon Solar Technologies (NASDAQ:MAXN) is Powering Positive Change™. Headquartered in Singapore, Maxeon designs, and manufactures Maxeon® and SunPower® brand solar panels, and has sales operations in more than 100 countries, operating under the SunPower brand in certain countries outside the United States. The Company is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,200 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a 35-year history in the solar industry and numerous awards for its technology. For more information about how Maxeon is Powering Positive ChangeTM visit us at www.maxeon.com, on LinkedIn and on Twitter @maxeonsolar.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the company's expectations of success in its strategy going forward. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission ("SEC") from time to time, including our most recent report on Form 20-F, particularly under the heading "Item 3.D. Risk Factors." Copies of these filings are available online from the SEC or on the Financials & Filings section of our Investor Relations website at www.maxeon.com/financials-filings/sec-filings. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

© 2021 Maxeon Solar Technologies, Ltd. All Rights Reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit www.maxeon.com/trademarks for more information.

Investor Contact:
The Blueshirt Group
Gary Dvorchak, CFA
gary@blueshirtgroup.com
Mobile: +1 (323) 240-5796

Media Contact:
Anna Porta
Anna.Porta@Maxeon.com
Mobile: +39 345 7706205

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